                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*

                           General Communication, Inc.
                       ----------------------------------
                                (NAME OF ISSUER)

1. Class A Common Stock, no par value ("Class A Common Stock")

2. Class B Common Stock, no par value ("Class B Common Stock")
                       ----------------------------------
                         (TITLE OF CLASS OF SECURITIES)


1. Class A Common Stock:                                            369385 10 9
2. Class B Common Stock:                                            369385 20 8

                       ----------------------------------
                                 (CUSIP NUMBER)

                             Raymond L. Sutton, Jr.
                              Baker & Hostetler LLP
                        303 East 17th Avenue, Suite 1100
                             Denver, Colorado 80203
-------------------------------------------------------------------------------
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
                                COMMUNICATIONS)

                                  May 29, 1998
                       ----------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. / /

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                            Exhibit Index on Page A-1

                                   CUSIP Nos.


Class A Common Stock:                                                                                   369385 10 9
Class B Common Stock:                                                                                   369385 20 8
---------------------------------------------------------------------------------------------------------------------
             1)   Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)
                  Gary Magness
---------------------------------------------------------------------------------------------------------------------
             2)   Check the Appropriate Box if a Member of a Group (See Instructions)
                  (a)    / /
                  (b)    /X/
---------------------------------------------------------------------------------------------------------------------
             3)   SEC Use Only
---------------------------------------------------------------------------------------------------------------------
             4)   Source of Funds (See Instructions)          N/A.  SEE Item 3 below.
---------------------------------------------------------------------------------------------------------------------
             5)   Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) / /
---------------------------------------------------------------------------------------------------------------------
             6)   Citizenship or Place of Organization    U.S.A.
---------------------------------------------------------------------------------------------------------------------
                  7) Sole Voting Power            Class A Common Stock                                    383,363(1)
Number of Shares                                  Class B Common Stock                                    334,704(2)
                  ---------------------------------------------------------------------------------------------------
  Beneficially    8) Shared Voting Power          Class A Common Stock                                             0
                                                  Class B Common Stock                                             0
  Owned by Each   ---------------------------------------------------------------------------------------------------
                  9) Sole Dispositive Power       Class A Common Stock                                    383,363(1)
Reporting Person                                  Class B Common Stock                                    334,704(2)
                  ---------------------------------------------------------------------------------------------------
      With        10) Shared Dispositive Power    Class A Common Stock                                             0
                                                  Class B Common Stock                                             0
---------------------------------------------------------------------------------------------------------------------
                  11) Aggregate Amount Beneficially Owned by Each Reporting Person

                                                  Class A Common Stock                                    383,363(1)
                                                  Class B Common Stock                                    334,704(2)
---------------------------------------------------------------------------------------------------------------------
           Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)                  / /
---------------------------------------------------------------------------------------------------------------------
           13)  Percent of Class Represented by Amount in Row (11)
                  0.8% of Class A Common Stock
                  8.2% of Class B Common Stock
---------------------------------------------------------------------------------------------------------------------
           14)    Type of Reporting Person (See Instructions)    IN
---------------------------------------------------------------------------------------------------------------------

                  (1) Class B Common Stock is convertible at any time on a one-for-one basis into Class A Common Stock. SEE Item 5 below. The numbers of shares of Class A Common Stock shown in rows 7 through 11 above assume that the shares of Class B Common Stock shown in rows 7 through 11 above have been converted into shares of Class A Common Stock.

                  (2) SEE Item 5.

ITEM 1.  SECURITY AND ISSUER

     Gary Magness hereby amends and supplements the statement on Schedule 13D (the "Statement") with respect to the following shares of stock of General Communications, Inc. beneficially owned by Gary Magness:

     1. General Communication, Inc. Class A Common Stock, no par value ("Class A Common Stock"); and

     2. General Communication, Inc. Class B Common Stock, no par value ("Class B Common Stock").

     The issuer of the Class A Common Stock and Class B Common Stock (collectively, the "Company Securities") is General Communication, Inc. (the "Company") whose principal executive offices are located at 2550 Denali Street, Suite 1000, Anchorage, Alaska 99503.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Item 3 of the Statement is hereby amended and supplemented by adding the following:

     The filing person is the sole trustee and primary current beneficiary of the Gary Magness Irrevocable Trust (the "Gary Magness Trust"). On May 29, 1998, the Bob Magness Estate distributed pursuant to the Last Will and Testament of Bob Magness to the Gary Magness Trust 38,334 shares of Class A Common Stock and 310,304 shares of Class B Common Stock as the beneficiary entitled thereto.

ITEM 4.  PURPOSE OF TRANSACTION

     Item 4 of the Statement is hereby amended and supplemented by adding the following:

     The filing person is the sole trustee and primary current beneficiary of the Gary Magness Trust. On May 29, 1998, the Bob Magness Estate distributed pursuant to the Last Will and Testament of Bob Magness to the Gary Magness Trust 38,334 shares of Class A Common Stock and 310,304 shares of Class B Common Stock as the beneficiary entitled thereto. The Bob Magness Estate does not hold any shares of Class A Common Stock or Class B Common Stock as to which there is sole or shared power to vote or dispose of the shares. For purposes of this report, Gary Magness is considered to beneficially own the 38,334 shares of Class A Common Stock and the 310,304 shares of the Class B Common Stock distributed pursuant to the Last Will and Testament of Bob Magness to the Gary Magness Trust since Gary Magness is the sole trustee and current primary beneficiary of the Gary Magness Trust and as such has sole power to vote and dispose the Class A Common Stock and Class B Common Stock held by the Gary Magness Trust. Gary Magness is not a beneficial owner of any shares of Class A Common Stock or Class B Common Stock as to which there is shared power to vote or dispose the shares.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     Item 5(a) of the Statement is hereby deleted in its entirety and replaced with the following:

     (a) The aggregate number and percentage of the Company Securities beneficially owned by the filing person are as follows:

                                                                               TOTAL
                                AMOUNT AND NATURE OF          PERCENT OF       VOTING
      TITLE OF CLASS            BENEFICIAL OWNERSHIP        CLASS POWER(1)    POWER(1)
      --------------            --------------------        --------------    --------
                                                                                4.0%

      Class A Common Stock             383,363(2)(3)                  0.8%

      Class B Common Stock             334,704(2)(3)                  8.2%


(1) Based on 45,341,813 shares of Class A Common Stock and 4,062,520 shares of Class B Common Stock outstanding on April 30, 1998.

(2) Class B Common Stock is convertible at any time on a one-for-one basis into Class A Common Stock. The number of shares of Class A Common Stock shown in this Item 5 assume that the shares of Class B Common Stock have been fully converted into shares of Class A Common Stock.

     In addition, each share of Class B Common Stock is entitled to 10 votes per share and each share of Class A Common Stock is entitled to one vote per share. Accordingly, when these classes of stock are aggregated, Gary Magness may be deemed to currently beneficially own voting equity securities representing approximately 4.0% of the voting power with respect to a general election of directors of the Company.

(3) Gary Magness is the sole trustee and primary current beneficiary of the Gary Magness Trust. Accordingly, the following shares beneficially owned by the Gary Magness Trust are reflected in full in Gary Magness' share information (i) 348,638 shares of the Class A Common Stock, and (ii) 310,304 shares of the Class B Common Stock. The foregoing share numbers assume the conversion in full of the shares of Class B Common Stock into shares of Class A Common Stock. SEE footnote 2 to this Item 5(a) for an explanation of the convertibility of the shares of Class B Common Stock into shares of Class A Common Stock.

     Item 5(b) of the Statement is hereby deleted in its entirety and replaced with the following:

     (b) The following indicates for the filing person the number of shares of Company Securities as to which there is sole or shared power to vote or dispose of the shares:


          Class of Security        Sole Power           Shared Power
          -----------------        ----------           ------------
          Class A Common Stock      383,363                  0
          Class B Common Stock      334,704                  0

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

     None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:   October 8, 1998


   /s/ Gary Magness
---------------------------------------
Gary Magness